Mail Stop 4561

June 3, 2009

Mr. Regis Kwong
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re: Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **File No. 000-51725**

Dear Mr. Kwong:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Liquidity and Capital Resources

Operating activities, page 35

1.   Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the

primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350. In this regard, we note that your revenues increased by 14% at the same time your accounts receivable increased by 63%. Tell us, and disclose in future filings, the whether there were any changes in payment terms that impacted cash flows from operations.

2.   Tell us what the number of days sales outstanding in ending accounts receivable were at the end of each period presented, the reason(s) for any changes in the metric, and what consideration you have given to disclosing such information in the interest of increasing investor understanding of your operating cash flows and the related impact on your liquidity.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 36

3.   We note your disclosure that your "principal executive officer and principal financial officer have concluded that during the period covered by this report, such disclosure controls and procedures were effective to ensure that information required to be disclosed that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that your Principal Executive Offices and all of your operations are located within the PRC and that your Independent Registered Public Accounting Firm is located in Bala Cynwyd, Pennsylvania. Please explain the circumstances that led you to retain this particular audit firm and tell us whether this firm has offices in the PRC, and if not, please explain how your Independent Registered Public Accounting Firm determined that they were the principal auditor.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

5. Explain to us, and revise future filings to include a discussion of, your accounting policies with regard to research and development expenses. Include a discussion of your policies for accounting for the development of software for both internal use and for sale to customers. Refer to SFAS 68, SFAS 86 and SOP 98-1, as applicable.

Basis of presentation and consolidation, pages F-9 and F-10

6. Describe the contractual terms that provide you with a controlling financial interest in the VIE. In this regard, tell us how you apply the intercompany eliminations as outlined in paragraph 22 of FIN 46(R). Tell us and disclose why no income is being allocated to the minority interest. Your Footnote 1 refers to various agreements, however, your footnote disclosures do not provide the details of these agreements nor do they explain why they provide you with a controlling financial interest. Describe any restrictions that prohibit or limit the VIE from making distributions or dividend payments to you. In addition, explain why your minority interest balance did change between periods.

7. We note your statement that as of December 31, 2008 the VIE had liabilities of $18,501,231. Please explain why, if the VIE has been consolidated, this amount significantly exceeds the total liabilities of $4,541,574 reported on the consolidated balance sheet on page F-2.

Revenue Recognition

Software and system services, page F-14

8. Your disclosures on page 13 suggest that your software and systems services sales represent multiple element software arrangements. We note from your accounting policies that your recognition of software and system revenue is subject to the criteria of SAB No. 104. Tell us what consideration you have given to whether these arrangements require the application of SOP 97-2. Further, clarify whether the maintenance services qualify as PCS as defined by SOP 97-2. Indicate how you distinguish between warranty obligations and maintenance service obligations from that of PCS. Indicate how you establish VSOE, or fair value, depending upon the guidance followed, for these services.

9. We note your disclosure on page 29 that you extend credit to customers ranging from four to seven months in the normal course of business. Your disclosures and the tabular presentation on pages 29 and F-13 indicate that you offer extended

payment terms to your customers, including some in excess of three years. Tell us how you determine the payment terms offered to your customers and what you believe your normal and customary payment terms to be. Quantify and describe the extended payment term arrangements offered to your customers and tell us how you recognize revenue on arrangements subject to such terms. In supporting your accounting for these arrangements, refer to how you determine whether your fees are fixed and determinable and that collectability is probable. Refer to paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 97-2 and to footnote 5 of SAB Topic 13(A).

Consumer electronic sales, page F-15

10.   We note that in 2008 you changed the terms of the service contract with your manufacturer and began recognizing revenue from consumer electronic goods on a net basis. We also note your statement on page 33 that you eliminated your low margin Consumer Electronic Sales business in the first quarter of 2008. Please clarify whether this business was actually eliminated. Describe the terms of your arrangement that were changed and why such changes were determined to impact your revenue recognition.

Subsidy income, page F-15

11.   Tell us the nature of the agreements that provide for "compensation for general expenses incurred and research and development activities." Your disclosures suggest that these subsidies are akin to reimbursements. Indicate why you received the subsidy and explain whether you have to return the funds.

Note 5 – Acquired Intangible Assets, Net, page F-25

12.   Tell us the nature of the acquired intangible assets recorded as "additions" in both periods presented and explain the transactions which gave rise to these assets.

13.   Describe the specific assumptions used by management in assigning eight year useful lives of your database assets. Your response should include a discussion of your consideration of each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

Note 16 – Long term investments, page F-26

14.   Tell us how you determined that Yulong IT is a VIE and how you concluded that you are the primary beneficiary. Also, explain why you believe the cost method of accounting is appropriate for the investment in Shanghai Jiuhong. See paragraph 17 of APB 18. Describe how you evaluate and measure impairment for this investment. Tell us how you have applied the measurement and disclosures under paragraph 10 of FAS 107.

Segment Information, pages F-30 and F-31

15. Please explain why marketing services fees and sales of consumer electronic goods are considered part of datamining services. Clarify in what period gross consumer electronic goods sales of $10,440,286 were recorded.

Forms 8-K filed on February 6 and 17, 2009

16. We note that on February 6 and 17, 2009 you filed Forms 8-K to report Item 5.02 events that had occurred in December 2008. Please confirm that in the future, upon the occurrence of any one or more of the events specified in the items in Sections 1 - 6 and 9 of Form 8-K, you will file or furnish your report within four business days after occurrence of the event, unless otherwise specified in the Rules. See General Instruction B.1. to Form 8-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

                                        Sincerely,

                                        Stephen G. Krikorian
                                        Accounting Branch Chief